UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number    001-15059

A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

Nordstrom 401(k) Plan & Profit Sharing

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordstrom, Inc.

1617 Sixth Avenue, Seattle, Washington 98101

Required Information

1.	Not applicable

2.	Not applicable

3.	Not applicable

4.	The Nordstrom 401(k) Plan & Profit Sharing is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed as Exhibit 99.1.

The Consent of Independent Registered Public Accounting Firm is filed as Exhibit 23.1.

The Exhibit Index is located on page 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSTROM 401(K) PLAN & PROFIT SHARING

Date: June 11, 2010	/S/ MICHAEL G. KOPPEL
Michael G. Koppel Executive Vice President and Chief Financial Officer of Nordstrom, Inc. Plan Administrator of Nordstrom 401(k) Plan & Profit Sharing

Nordstrom 401(k) Plan & Profit Sharing

FORM 11-K Exhibit Index

This exhibit list is provided pursuant to the requirement of the Securities Exchange Act section 240.0-3.

Exhibit		Method of Filing

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith electronically

99.1	Nordstrom 401(k) Plan & Profit Sharing Financial Statements	Filed herewith electronically

99.2	Nordstrom 401(k) Plan & Profit Sharing, amended and restated on August 27, 2008	Incorporated by reference from the Nordstrom, Inc. Quarterly Report on Form 10-Q for the quarter ended November 1, 2008, Exhibit 10.1

99.3	Amendment 2009-1 to the Nordstrom 401(k) Plan & Profit Sharing	Incorporated by reference from the Nordstrom, Inc. Form 8-K filed on March 3, 2009, Exhibit 10.5

99.4	Amendment 2009-2 to the Nordstrom 401(k) Plan & Profit Sharing	Incorporated by reference from the Nordstrom, Inc. Quarterly Report on Form 10-Q for the quarter ended May 1, 2010, Exhibit 10.2

99.5	Amendment 2009-3 to the Nordstrom 401(k) Plan & Profit Sharing	Incorporated by reference from the Nordstrom, Inc. Quarterly Report on Form 10-Q for the quarter ended May 1, 2010, Exhibit 10.3

99.6	Amendment 2010-1 to the Nordstrom 401(k) Plan & Profit Sharing	Incorporated by reference from the Nordstrom, Inc. Quarterly Report on Form 10-Q for the quarter ended May 1, 2010, Exhibit 10.4

99.7	Amendment 2010-2 to the Nordstrom 401(k) Plan & Profit Sharing	Incorporated by reference from the Nordstrom, Inc. Quarterly Report on Form 10-Q for the quarter ended May 1, 2010, Exhibit 10.5

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